FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 September 2012

HSBC AGREES TO SELL ITS BUSINESS IN PAKISTAN

HSBC Bank Middle East Limited ('HBME'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its banking business in Pakistan to JS Bank Limited.

The transaction, which is subject to regulatory approval and the approval of the direct shareholders in HBME and JS Bank Limited, is expected to complete in the final quarter of 2012. It represents further progress in the execution of the HSBC Group strategy.

At 30 June 2012, the business to be sold had 10 branches and gross assets of PKR60.06bn (approximately US$635m).

Media enquiries to:
Saadia McGlinchey	+971 4 423 5237	saadia.mcglinchey@hsbc.com
Brendan McNamara	+ 44 20 7991 0655	brendan.mcnamara@hsbc.com
Investor Relations enquiries to:
Alexander MacDonald-Vitale	+971 5 668 25047	Alex.MacDonaldVitale@hsbc.com
Guy Lewis	+44 20 7992 1938	guylewis@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                        Date: 10 September 2012